UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing 100015, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 17, 2020, the Company received written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The NASDAQ Stock Market LLC (“Nasdaq”) indicating the Company’s inability to hold its annual meeting of shareholders for the fiscal year ended December 31, 2018 (“the Annual Meeting”) pursuant to Nasdaq Listing Rule 5620(a) serves as an additional basis for delisting the Company’s securities from Nasdaq.

The Company originally received a determination from the Staff on November 13, 2019 to delist the Company’s securities on grounds that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because of its failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 by November 11, 2019, the extended deadline previously approved by the Staff for filing such report. As reported on the Company’s Report on Form 6-K dated January 15, 2020, the Company appealed the Staff’s determination and on January 9, 2020, the Nasdaq Hearing’s Panel (the “Panel”) granted the Company conditional approval to remain listed on Nasdaq.

As of January 23, 2020, the Company has submitted a plan of compliance to the Panel with respect to the Annual Meeting deficiency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES, INC.
(registrant)

Dated: January 23, 2020	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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